SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to

Commission file number 1-8570

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MANDALAY RESORT GROUP EMPLOYEES’ PROFIT SHARING AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MANDALAY RESORT GROUP
3950 Las Vegas Boulevard South
Las Vegas, Nevada 89119-1000

In accordance with General Instruction A to Form 11-K, the Plan, which is subject to the Employee Retirement Income Security Act of 1974, will, by amendment to this report, file the Financial Statements and schedules required to be included herein within 180 days after the Plan’s fiscal year end.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Mandalay Resort Group, as Plan
Administrator of the
Mandalay Resort Group Employees’ Profit
Sharing and Investment Plan

By	LES MARTIN
Les Martin
Vice President and Chief Accounting
Officer

March 21, 2003